EXHIBIT 99.5

Central Gold–Trust

1st Quarter Report

March 31, 2006

Central Gold–Trust

The Role of Central Gold–Trust

To serve investors as “The Gold Bullion Trust”™.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions	The Declaration of Trust requires that at least 90% of Gold–Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

Gold–Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold–Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold–Trust. On each occasion, inspections are required to be performed in the presence of both Gold–Trust’s external auditors and Bank personnel.

Gold–Trust is subject to the regulations and reporting requirements of the Toronto Stock Exchange and various Canadian provincial securities regulatory authorities.

Conveniences	Gold–Trust’s units are listed on the Toronto Stock Exchange in both Canadian dollars as “GTU.UN” and U.S. dollars as “GTU.U”. Making a gold bullion investment through ownership of Gold–Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSPs and other regulated capital accounts where physical bullion investment is often not permitted.

The Toronto Stock Exchange listing provides a readily quoted, liquid market for the units. The bid/ask spread is usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold–Trust units.

Central Gold–Trust

Trustees’ Report to Unitholders

Central Gold–Trust (“Gold–Trust”) is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Quarter-end net assets were 98.0% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at March 31, 2006.

The accounts of Gold–Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 7 to 9 hereof, is as follows:

Net Assets – Net assets increased by $8,360,272 or 12.9% during the quarter to a total of $73,020,019. The increase in net assets was due to the increased price of gold at March 31, 2006.

Net Income – The net income for the quarter ended March 31, 2006 amounted to $8,360,272 ($2.55 per unit) compared to a net loss of $1,386,928 ($0.42 per unit) for the same period in 2005, after deducting operating costs of $134,260 (2005: $101,082). Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Liquidity – All of the assets of Gold–Trust are liquid. The gold bullion assets are international money; U.S. dollar currency assets are readily exchangeable; and interest-bearing deposits are redeemable. Those deposits are expected to be sufficient to provide expense coverage for Gold–Trust for the next few years. The Trustees are seeking to increase the size of Gold–Trust to further reduce per unit expenses for the benefit of all Unitholders.

According to legal and tax counsel, the units of Gold–Trust qualify for investment by individuals and most types of retirement accounts and financial institutions in Canada.

We are committed to the secure stewardship of Central Gold–Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely, On behalf of the Board of Trustees,

April 28, 2006	J.C. Stefan Spicer, President & CEO

Central Gold–Trust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	March 31, 2006	December 31, 2005

Net assets:
Gold at market (note 3)	$ 71,531,874	63,051,291
Interest-bearing cash deposits	1,547,889	1,662,689
Prepaid expenses & other	15,785	4,828

	73,095,548	64,718,808
Accrued liabilities (note 5)	(75,529)	(59,061)

Net assets representing Unitholders' equity	$ 73,020,019	64,659,747

Represented by:
Capital (note 4)	$ 48,200,337	48,200,337
Retained earnings (inclusive of
unrealized appreciation of investments)	24,819,682	16,459,410

	$ 73,020,019	64,659,747

Net asset value per unit	$ 22.28	19.73

Net asset value per unit
expressed in Canadian dollars	$ 26.00	23.00

Exchange rate: US $1.00=Cdn.	$ 1.1671	1.1659

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)

	Three months ended March 31
	2006	2005

Net assets at beginning of period	$64,659,747	55,758,461

Net issuance of units	—	—
Net income (loss) (inclusive of unrealized
appreciation (depreciation) of investments)	8,360,272	(1,386,928)

Increase (decrease) in net assets during	8,360,272	(1,386,928)
the period

Net assets at end of period	$73,020,019	54,371,533

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Three months ended March 31
	2006	2005

Income (loss):
Interest	$ 14,099	9,610
Unrealized appreciation (depreciation)	8,480,433	(1,295,456)
of investments

	8,494,532	(1,285,846)

Expenses:
Administration fees (note 5)	57,361	43,739
Safekeeping, insurance and bank charges	16,664	12,497
Regulatory filing fees	13,596	8,402
Legal fees (note 5)	13,063	7,025
Audit fees	12,323	8,278
Trustee fees and expenses (note 5)	9,915	11,386
Unitholder information	4,931	3,377
Stock exchange fees	3,681	2,792
Registrar and transfer agent fees	3,050	2,976
Miscellaneous	13	—
Foreign currency exchange (gain) loss	(337)	610

Total expenses	134,260	101,082

Net income (loss)
(inclusive of unrealized appreciation
(depreciation) of investments)	$ 8,360,272	(1,386,928)

Net income (loss) per unit:
(inclusive of unrealized appreciation
(depreciation) of investments)	$ 2.55	(0.42)

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS' EQUITY
(expressed in U.S. dollars)

	Three months ended March 31
	2006	2005

Capital (note 4)
3,277,500 units (2005: 3,277,500)	$48,200,337	48,200,337

Retained earnings:
Balance at beginning of period	16,459,410	7,558,124
Net income (loss)	8,360,272	(1,386,928)

Balance at end of period	24,819,682	6,171,196

Unitholders' Equity	$73,020,019	54,371,533

See accompanying notes to financial statements.

Central Gold–Trust

NOTES TO FINANCIAL STATEMENTS
For the three months ended March 31, 2006
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Central Gold–Trust (“Gold–Trust”) is a passive, single purpose, self-governing trust established under the laws of Ontario on April 28, 2003.

2.     The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2005 audited financial statements of Gold–Trust and with United States Generally Accepted Accounting Principles. These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

3.     Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	March 31, 2006	December 31, 2005

Gold bullion in fine ounces	118,326	118,326
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost (average $373.48 per fine ounce)	$45,903,639	45,903,639

Market value	$71,531,874	63,051,291

Market - per fine ounce	$ 582.00	513.00

4.     Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold–Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold–Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the average price on the market on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the price on the market which the units are quoted for trading on the redemption date.

5.     Related party transactions:

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the three months increased to $57,361 from $43,739 due to the increase in the value of assets under administration. Included in accrued liabilities at March 31, 2006 is $19,538

Central Gold–Trust

(2005: $14,544) due to the Administrator. The Administrator furnishes administrative services to Gold–Trust. For such services, Gold–Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold–Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold–Trust to Trustees who are members of the Executive Committee of Gold–Trust. The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold–Trust’s development.

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold–Trust and the Administrator. Fees amounting to $8,615 were paid to SAM by the Administrator for the three months ended March 31, 2006 (2005: $1,975).

Gold–Trust incurred legal fees amounting to $13,063 for the quarter ended March 31, 2006, of which $13,063 (2005: $6,222) was payable to a legal firm, of which one of Gold–Trust’s officers is a partner. A balance of $333 was included in accrued liabilities at March 31, 2006 (2005: $2,000) relating to these services.

6.     Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

Central Gold–Trust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets increased by $8,360,272 or 12.9% during the three months ended March 31, 2006 to a total of $73,020,019. The increase in net assets was due to the increased price of gold at March 31, 2006.

Summary of Quarterly Financial Information

	Quarter Ended
	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05

Income inclusive of unrealized
appreciation of investments	$8,494,532	4,869,040	4,501,625	1,178,432

Net income inclusive of unrealized
appreciation of investments	$8,360,272	4,798,862	4,410,656	1,078,696

Net income per Unit inclusive of
unrealized appreciation of
investments	$ 2.55	1.46	1.35	0.33

	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04

Income (loss) inclusive of unrealized	$(1,285,846)	1,880,784	1,793,329	(2,455,261)
appreciation (depreciation) of
investments

Net income (loss) inclusive of
unrealized appreciation
(depreciation) of investments	$(1,386,928)	1,870,543	1,721,910	(2,548,015)

Net income (loss) per Unit inclusive
of unrealized appreciation
(depreciation) of investments	$ (0.42)	0.78	0.75	(1.11)

Central Gold–Trust

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on March 31, 2006 of $1.1671 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $2.26 per unit or Cdn $2.64 per unit.

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 98% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold–Trust’s earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay expenses of maintaining the Trust. Because gold bullion does not generate revenue, Gold–Trust’s actual revenues are a miniscule percentage of its net assets. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income.

The net income for the quarter ended March 31, 2006 amounted to $8,360,272 ($2.55 per unit) compared to a net loss of $1,386,928 ($0.42 per unit) for the same period in 2005, after deducting operating costs of $134,260 (2005: $101,082). Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets remained unchanged at 0.19% for the three months ended March 31, 2006 when compared to the same period in 2005. For the twelve months ended March 31, 2006, the operating expense rate was 0.65% compared to 0.62% for the same period in 2005.

Central Gold–Trust

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the three months ended March 31, 2006, Gold–Trust’s cash reserves including cash equivalents decreased by $114,800. The ability of Gold–Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold–Trust in the future not have sufficient cash to meet its needs, minor portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital losses or gains.

Related party information

Please refer to Note 5 on page 6 of this interim report.

Additional Information

Gold–Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of Gold–Trust’s expenses are paid, and Gold–Trust’s units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond Gold–Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold–Trust’s operations or on the trading value of Gold–Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold–Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

This Report dated April 28, 2006, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.Gold–trust.com.

Central Gold–Trust

Corporate Information

Trustees John P. Embry (E) Brian E. Felske (A), (I) Douglas E. Heagle (A), (C), (I), (L) Ian M.T. McAvity (C), (I) Robert R. Sale (A), (C), (I) Philip M. Spicer (N), (E) J.C. Stefan Spicer (N), (E)	Officers John P. Embry, Co-Chairman Philip M. Spicer, Co-Chairman J.C. Stefan Spicer, President & CEO John S. Elder, Q.C., Secretary William L. Trench, A.C.I.S., CFO Krystyna S. Bylinowski, Treasurer

(A) (C) (E) (I) (L) (N)	– Member of Audit Committee – Member of Corporate Governance & Nominating Committee – Member of Executive Committee – Independent Trustee – Lead Trustee – Nominee of the Administrator

Administrator Central Gold Managers Inc. Ancaster, Ontario, Canada	Custodian Canadian Imperial Bank of Commerce Toronto, Ontario, Canada

Auditors Ernst & Young LLP Toronto, Ontario, Canada	Registrar and Transfer Agent CIBC Mellon Trust Company Toronto, Ontario, Canada

Legal Counsel Fraser Milner Casgrain LLP Toronto, Ontario, Canada	Stock Exchange Listing TSX: Units Ticker Symbol: GTU.UN (Cdn $) GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold–Trust at (905) 304-4653. The total net assets, net asset value per unit and the detailed basis of their calculation are posted daily at www.Gold–trust.com and www.goldtrust.ca.

Central Gold–Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website:   www.Gold–trust.com
www.goldtrust.ca

E-Mail:   info@Gold–trust.com

Phone:   905-304-GOLD

Fax:   905-648-4196